Exhibit 99.5

AMENDMENT FOUR

TO THE

VALERO ENERGY CORPORATION THRIFT PLAN

WHEREAS, Valero Energy Corporation (“Valero”) sponsors and maintains the Valero Energy Corporation Thrift Plan, as most recently amended and restated effective as of June 2, 2014, and as thereafter amended (the “Plan”), for the benefit of its eligible employees and the eligible employees of affiliated companies participating in the Plan from time to time; and

WHEREAS, Valero desires to further amend the Plan, effective as of April 1, 2020, to exclude from the definition of Annual Total Salary amounts paid to employees under special incentive compensation arrangements; and

WHEREAS, Valero may amend the Plan in accordance with Section 19.01 ofthe Plan; and

WHEREAS, as permitted under the Bylaws of Valero, the Board of Directors of Valero (the “Board”) has delegated to the Chief Executive Officer ofValero the full power and authority of the Board to approve, and cause to be placed into effect, amendments to Valero employee benefit plans, including the Plan.

NOW, THEREFORE, the Plan is hereby amended effective as of April 1, 2020, in the following respects:

1. Annual Total Salary. Section 1.09 of the Plan is hereby amended by deleting the current version of such section in its entirety, and replacing it with the following language, such that said Section 1.09 shall be and read as follows:

“1.09 Annual Total Salary.

“Annual Total Salary” shall mean a Participant’s annual base salary together with overtime pay, commissions, and all other forms of cash compensation received during the Plan Year expressed in annual terms other than:

(a)	annual performance bonus payments (as characterized in the Employer’s internal records), and payments made under any extraordinary or special bonus or other incentive-based compensation arrangements,

(b)	amounts paid as a bonus to Employees represented by a collective bargaining agreement in connection with the extension of contract negotiations and/or the ratification thereof,

(c)	unused vacation pay paid to a former Employee following his/her Severance From Service Date, and

(d)	pay for unused elective holidays paid to a former Employee following his/her Severance from Service Date.”

2. Defined Terms. Unless otherwise defined in this Amendment, each of the capitalized terms used herein shall have the meaning given to such term in the Plan.

3. No Further Amendments. Except as expressly amended hereby, the Plan shall remain in full force and effect in accordance with its terms.

IN WITNESS WHEREOF, Valero has caused this Amendment to be signed on its behalf by its duly authorized representative this 20th day of March, 2020, to be effective in accordance with the provisions hereof.

VALERO ENERGY CORPORATION

By:	/s/ Joe Gorder
Joe Gorder
Chairman, President and Chief Executive Officer

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